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                     December 4, 2023

       Chip Baird
       Chief Operating Officer
       2seventy bio, Inc.
       60 Binney Street
       Cambridge, Massachusetts 02142

                                                        Re: 2seventy bio, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 16,
2023
                                                            File No. 001-40791

       Dear Chip Baird:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences